State Street Master Funds

4 Copley Place

CPH0326

Boston, Massachusetts 02206

Via EDGAR Correspondence

April 30, 2014

Mr. Vince DiStefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds (the “Registrant”) — File no. 811-09599

Dear Mr. DiStefano:

On behalf of the Registrant, we are filing this letter to respond in writing to the comments the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided via telephone conference on June 12, 2013 regarding Post-Effective Amendment Number 17 to the Registrant’s registration statement on Form N-1A, filed with the SEC on April 30, 2013 (the “PEA Filing”).

For your convenience, we have summarized your comments below and provided the responses of the Registrant.

1.	Comment: In Part A of the PEA Filing for the Equity 500 Index Portfolio, please consider providing more specific disclosure on the types of derivatives to be held and disclose all of the risks associated with said derivatives, including but not limited to, counterparty risks if the Portfolio will hold over-the-counter securities.

Response: The Registrant believes that Part A contains appropriate disclosure regarding the types and uses of derivatives the Adviser currently anticipates using in the management of the Portfolio.

2.	Comment: In Part A of the PEA Filing for the Equity and Fixed Income Portfolios, please add counterparty risk to the existing “Index Futures Contracts and Related Options” paragraphs.

Response: The Registrant will add the requested disclosure.

3.	Comment: In Part A of the PEA Filing for the Equity 2000 Index Portfolio, in the paragraph entitled “Real Estate Investment Trusts” on page 9, consider adding interest rate risks.

Response: The Registrant will add the requested disclosure.

4.	Comment: In Part A of the PEA Filing for the Aggregate Bond Index Portfolio, on page 11, under the subsection entitled “Futures Contracts and Related Options”, please confirm that the heading is correctly labeled and confirm that the risks correspond to the heading.

Response: The Registrant confirms that the heading is accurate and the risks disclosed correspond with the heading.

5.	Comment: Please add disclosure indicating that at least 80% of the Limited Duration Bond Portfolio’s net assets will be invested in dollar-denominated, debt securities as required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant will modify the Limited Duration Bond Portfolio’s Principal Investment Strategy to contain a Rule 35d-1 test requiring the Portfolio to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt securities and other debt obligations. Separate and apart from its Rule 35d-1 policy, the Portfolio discloses that at least 65% of its assets will be invested in dollar-denominated securities and that the Portfolio maintains a dollar weighted average duration of two years or less.

6.	Comment: In Part A of the PEA Filing for the Limited Duration Bond Portfolio, in the section entitled “Principal Investment Strategies”, please be consistent as the terms “investment grade securities” and “debt securities (those of medium and high quality)” are used interchangeably.

Response: The Registrant will adjust the disclosure to be consistent.

7.	Comment: Limited Duration Bond Portfolio discloses that it may engage in derivative transactions such as total return swaps. The Staff reminds the Registrant, pursuant to Release IC-10666, (April 18, 1979), that when the Limited Duration Bond Portfolio does invest in total return swaps, it must set aside an appropriate amount of segregated assets. Please note that the SEC issued a concept release exploring issues related to use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act (Release No. IC-29776, August 31, 2011). Accordingly, please be aware that the SEC or its Staff may issue new guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Limited Duration Bond Portfolio operates.

Response: No response required.

8.	Comment: In Part A of the PEA Filing for the Limited Duration Bond Portfolio on page 15, you use the terms “default/credit swaps” and “credit default swaps” – are these terms describing the same type of swap? If so, please be consistent with the terms.

Response: The terms “Default/credit swaps” and “credit default swaps” are intended to be the same. The Registrant will be consistent with this terminology in future amendments to its Registration Statement.

9.	Comment: In Part B of the PEA Filing, the fundamental concentration policy for the Money Market Portfolio is inconsistent with its principal investment strategies, as the concentration policy states that the Money Market Portfolio will not invest more than 25% of its total assets in securities of companies primarily engaged in any one industry.

Response: Since inception, as part of its description of the Portfolio’s concentration policy, and immediately following the enumerated list of fundamental investment policies, Part B of the Money Market Portfolio has said that the Portfolio is permitted to invest, without limit, in bankers’ acceptances, certificates of deposit and similar instruments issued by specified banking entities. It has further disclosed in that section of Part B that the Portfolio may concentrate in such instruments when, in the opinion of its investment adviser, the yield, marketability and availability of investments meeting the Portfolio’s quality standards in the banking industry justify any additional risks associated with the concentration of the Portfolio’s assets in such industry.

10.	Comment: In Part B of the PEA Filing on page 5, in relation to credit default swaps, is the notional amount segregated when these are held?

Response: The amount of assets segregated by the Registrant would depend on the nature of the Registrant’s obligation under the swap in question. In some cases, that might result in segregation of assets equal to the notional amount of the swap, including typically a case where the Fund is a writer of protection under the swap and would be required to purchase the underlying credit upon exercise; in others, it might result in segregation of a lesser amount.

Please do not hesitate to contact the Registrant at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James
Secretary

EXHIBIT

April 30, 2014

Mr. Vince DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds (the “Registrant”)
— File no. 811-09599

Dear Mr. DiStefano:

In connection with the Registrant’s registration statement on Form N-1A (the “PEA Filing”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the PEA Filing;

•	comments of the staff of the Securities and Exchange Commission (“Staff”) or changes to disclosure in response to Staff comments in the PEA Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA Filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request made on June 12, 2013. Please do not hesitate to contact the Registrant at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James Secretary

4